UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated August 8, 2011: Globus Maritime Reports Financial Results for the Second Quarter & Six Months Ended June 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 8, 2011

GLOBUS MARITIME LIMITED

By:	/s/ Elias S. Deftereos
Name:	Elias S. Deftereos
Title:	Chief Financial Officer

Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Reports Financial Results for the Second Quarter

& Six Months Ended June 30, 2011

Athens, Greece, August 8, 2011. Globus Maritime Limited ("Globus," the “Company," “we,” or “our”), (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the three-month and six-month periods ended June 30, 2011.

Summary of second quarter 2011 results

•

Revenue increased by 34% to $7.8 million from $5.8 million during the same period in 2010;

•

Net Revenue increased by 28% to $6.9 million from $5.4 million during the same period in 2010;

•

Adjusted EBITDA increased by 31% to $4.2 million from $3.2 million during the same period in 2010; adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of non-GAAP financial measures;

•

Total comprehensive income increased by 100% to $1.2 million from $0.6 million during the same period in 2010;

•

Average daily Time Charter Equivalent (“TCE”) rate of $15,233 per vessel with an average 5.1 vessels, versus an average daily TCE of $20,724 with an average 2.9 vessels operating during the same period in 2010. A calculation of the TCE is provided in a later section of this press release.

Summary of first half 2011 (“H1-11”) results

•

Revenue increased by 40% to $16.2 million from $11.6 million during the same period in 2010;

•

Net Revenue increased by 33% to $14.4 million from $10.8 million during the same period in 2010;

•

Adjusted EBITDA increased by 42% to $9.1 million from $6.4 million during the same period in 2010;

•

Total comprehensive income increased by 209% to $3.4 million from $1.1 million during the same period in 2010;

•

Average daily TCE of $16,570 per vessel with an average 5.05 vessels operating, versus an average daily TCE of $20,060 with an average of 3.0 vessels operating during the same period in 2010.

Follow-on Offering

On June 30, 2011 the Company completed a public equity offering of 2,750,000 common shares priced at $8.00 per share to the public. The net proceeds from the offering after deducting the underwriting discount and offering expenses were approximately $20.4 million. The Company has 10,039,688 common shares issued and outstanding as of today.

Dividend Declaration

On June 6, 2011, Globus declared a quarterly cash dividend of $0.16 per common share for the second quarter of 2011, the fourth consecutive quarterly cash dividend declared by the Company’s Board of Directors since the listing of its common shares on the NASDAQ Global Market in November 2010. This dividend was paid on or about July 28, 2011, to shareholders of record as of June 17, 2011, at which time the Company had 7,289,688 common shares outstanding.

The Company is continuing the policy of paying a variable quarterly dividend in excess of 50% of the net income of the previous quarter, subject to any reserves the board of directors may from time to time determine are required. The declaration and payment of dividends, if any, will always be subject to the discretion of the board of directors of the Company, and the amount of dividends paid in any period is not indicative of the amount that may be paid in the future. The timing and amount of any dividends declared will depend on, among other things: our earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions in our debt arrangements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control. We can give no assurance that dividends will be paid in the future.

Fleet Development

In June 2011 we took delivery of the vessel “Moon Globe”, a 2005-built Panamax dry bulk carrier, for a purchase price of $31.4 million. The “Moon Globe” was built at Hudong-Zhonghua Shipyard in China and has a carrying capacity of 74,432 DWT.

The vessels “Sky Globe,” “Star Globe” and “Jin Star” were delivered during the second quarter of 2010.

Currently, the Company’s subsidiaries own and operate six modern vessels with a total carrying capacity of 394,096 DWT and a weighted average age of 4.7 years as of June 30, 2011.

Current Fleet Profile

Vessel	Year Built	Yard	Type	Month/Yr Delivered	DWT	FLAG
Tiara Globe	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Isl.
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Isl.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Isl.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Isl.
Jin Star	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,387	Panama
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Isl.
W. Average Age	4.7	Years at 6/30/2011			394,096

In March 2011 a new subsidiary of Globus agreed to acquire from an unaffiliated third party subject to certain conditions a 58,790 DWT Supramax dry bulk vessel for $30.3 million. The vessel was built at the Tsuneishi Heavy Industries Cebu yard in 2007. It is expected to be delivered to the Company in September 2011, at which time we expect to name it the “Sun Globe.” In addition, the vessel is expected to be acquired with a time charter agreement attached at the gross rate of $16,000 per day to Cosco Qingdao until the first quarter of 2015. In March 2011, we paid a 10% deposit in the amount of $3.0 million in connection with the acquisition of this vessel.

Upon the expected completion of this acquisition, our fleet will expand to seven modern dry bulk carriers with a total carrying capacity of 452,886 DWT and a weighted average age of 4.8 years as of September 30, 2011.

Fleet Deployment

The Panamax “Tiara Globe” is currently on a time charter (T/C) with Transgrain Shipping that began in February 2010 and is scheduled to expire in a minimum of 24 months (maximum of 26 months) from such date, at the gross rate of $20,000 per day.

The Supramax “River Globe is currently trading in the spot market.

The Supramax “Sky Globe”, which on the day of this press release is trading in the spot market, has entered into a T/C agreement for a minimum of 24 months (maximum of 26 months +/- 15 days) with HMM at the gross rate of $12,000 per day for the first year and $12,500 per day thereafter. The T/C is expected to begin in early September 2011.

The Supramax “Star Globe” was on a T/C with Transgrain Shipping at the gross rate of $22,000 per day until April 2011. The vessel is currently on a T/C with Allied Maritime, Inc. that began in May 2011 and is scheduled to expire in a minimum of 6 months (maximum of 8 months) from such date, at the gross rate of $15,600 per day.

The Kamsarmax “Jin Star” is on a bareboat charter with Eastern Media International and Far Eastern Silo & Shipping for a period of five years (which can be extended for one year at the charterer’s option, and thereafter extended one additional year at our option), at the gross rate of $14,250 per day.

The Panamax “Moon Globe” is currently on a T/C with a Gleamray Maritime Inc. guaranteed nominee until June 2013 at a rate of $18,000 per day, net of commissions.

As of the day of this press release, and including the “Sun Globe” which is expected to be delivered in September 2011, we have secured under fixed employment 79% of our fleet days for the remaining of 2011, 58% for 2012 and 44% for 2013.

Employment Profile

Vessel	Charterer	Expiration Date (Earliest)	Type	Gross Daily rate
Tiara Globe	Transgrain Shipping	Jan. 2012	Time charter	$20,000
River Globe	Spot	n/a	Spot	n/a
Sky Globe(1)	HMM	Aug. 2013	Time charter	$12,000 - 1st year $12,500 - 2nd year
Star Globe	Allied Maritime, Inc.	Nov. 2011	Time charter	$15,600
Jin Star	Eastern Media International - Far Eastern Silo & Shipping	Jan. 2015	Bareboat	$14,250
Moon Globe	Guaranteed nominee of Gleamray Maritime Inc.	June 2013	Time charter	$18,000 (net)

(1) This time charter is expected to begin in early September 2011

Management Commentary

George Karageorgiou, President and Chief Executive Officer of Globus Maritime Limited, said:

“We are happy to report profitable results for the three-month and six-month periods ended June 30, 2011. We are also pleased that we have signed a new loan with DVB Bank, and have completed the public offering of 2,750,000 new shares, the proceeds of which are to finance our latest acquisitions.

“The operating environment during the last few months has been more adverse as the market is trying to absorb the new tonnage. Non-deliveries continue, with what we understand to be around 35% of the order book failing to deliver for the first six months of 2011. In addition, scrapping is accelerating. Year to date data indicates about 2.65% of the dry bulk fleet was scrapped, being about 195 vessels and 14.2 million dwt. At the same time, about 20% of the fleet remains older than 20 years. With steel prices at an all time high, one would expect scrapping to continue.

“It has been a busy first six months of 2011 for Globus, in what is shaping to be a transformative year for the Company. We continued with our accretive fleet expansion strategy, enhancing the foundation of long term growth for Globus with the addition of a panamax and the expected acquisition of a supramax vessel, both of which have T/C employment. We have a modern fleet of six vessels today, and expect to reach seven vessels during the third quarter.

“We remain committed to pursue further accretive fleet expansion opportunities, while safeguarding the strength of our balance sheet maximizing shareholder value. Since our inception in 2006, Globus has established a track record of aggressive, yet prudent fleet development in line with the market cycle, and now is no different. With a modern fleet, a strong balance sheet, a clear strategy and experienced management team, we believe that Globus is strategically positioned to weather the current challenges of the dry bulk shipping sector.”

Elias Deftereos, Chief Financial Officer, added:

“Our recently completed equity offering further strengthens our balance sheet, while our additional contracted loans have expanded our financial flexibility. At the end of June we were in compliance with all our loan covenants, while our Net Debt to Total Capitalization (Net Debt plus Total Equity) stood at 36.4%, a moderate figure for our industry. We are confident that our solid financial position allows us to pursue growth opportunities that many in our sector could not, potentially enhancing our return on equity, along with distributable cash, while improvements in economic conditions and market sentiment occurs.”

Results of Operations

Second quarter 2011 (“Q2-11”) compared to the second quarter 2010 (“Q2-10”)

Total comprehensive income increased by 100% to $1.2 million for Q2-11 from $0.6 million for Q2-10 mainly due to the following factors:

Revenue

Revenue during Q2-11 reached $7.8 million compared to $5.8 million during Q2-10, an increase of 34%. The increase is primarily attributable to the 75% increase in the number of operating days (from 263 in Q2-10 to 461 in Q2-11) despite the 26% decrease in the average TCE rate: during Q2-11 the vessels earned an average TCE of $15,233 per vessel per day as opposed to Q2-10 during which they had earned an average TCE of $20,724. For the same reasons, net revenue reached $6.9 million in Q2-11 from $5.4 million in Q2-10, an increase of 28%. Globus operated an average of 5.1 vessels in Q2-11, compared to an average of 2.9 vessels in Q2-10.

Voyage expenses

Voyage expenses during Q2-11 reached $0.8 million compared to $0.4 million in Q2-10. This increase is mainly attributable to the increase in revenue as well as the increase in the size of our fleet.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, increased by $0.5 million, or 38%, to $1.8 million for Q2-11 versus $1.3 million in Q2-10, an increase mainly attributable to the increase in the fleet size.

Average daily operating expenses in Q2-11 reached $4,909 compared to $5,146 in Q2-10. The 5% decrease in the average daily operating expenses is mostly due to the initial supplies for the vessels “Sky Globe” and “Star Globe” which were delivered to Globus in May 2010.

Depreciation

Depreciation increased by 53%, or $0.8 million, to $2.3 million in Q2-11 from $1.5 million in Q2-10. The increase in depreciation expense was due to the increased average number of vessels in our fleet.

Interest expense and finance costs

Interest expenses amounted to $0.6 million versus $0.4 million in Q2-09, attributable primarily to the higher level of bank debt.

H1-11 compared to the first half 2010 (“H1-10”)

Total comprehensive income increased by 209% to $3.4 million for H1-11 from $1.1 million for H1-10 mainly due to the following factors:

Revenue

Revenue increased by 40% and reached $16.2 million in the first half of 2011 compared to $11.6 million for the same period in 2010. The increase is primarily attributable to the increase in the number of operating days (from 529 in H1-10 to 895 in H1-11) despite the 17% decrease in the average TCE rate: during H1-11 the vessels earned an average TCE of $16,570 per vessel per day as opposed to H1-10 during which they had earned an average TCE of $20,060. For the same reason, net revenue increased by 33% to $14.4 million in H1-11 compared to $10.8 million in H1-10. Globus operated an average of 5.05 vessels in H1-11 as opposed to operating an average of 3.0 vessels in H1-10.

Vessel operating expenses

Vessel operating expenses increased by 31% to $3.4 million in H1-11 compared to $2.6 million for H1-10, an increase mainly attributable to the increase in the size of our fleet.

Average daily operating expenses reached $4,658 in H1-11 compared to $4,922 during the same period in 2010. This decrease is mostly due to the initial supplies for the vessels “Sky Globe” and “Star Globe” which were delivered to Globus in May 2010.

Interest expense and finance costs

Interest expenses amounted to $1.2 million versus $1.0 million in H1-10, attributable primarily to the higher level of bank debt. All of the Company’s bank loans are denominated in U.S. dollars.

Loss/gain on derivative financial instruments

The valuation of our two interest rate swaps at the end of each quarter is affected by the prevailing interest rates at that time. On June 30, 2011, the two interest rate swap agreements (for $25 million in total, or 23% of our total debt outstanding of $110.15 million) were recorded at fair market value, which is the amount that would be paid by us or to us should those instruments be terminated. A non-cash unrealized gain of $0.08 million was recorded for H1-11, compared to a non-cash unrealized loss of $0.6 million for H1-10, a result of the change in the fair market value of the interest rate swaps.

Foreign exchange losses, net

Foreign exchange losses were $9,000 during the six-month period ended June 30, 2011, compared to a loss of $1.0 million during the six-month period ended June 30, 2010. Foreign exchange losses during the six-month period ended June 30, 2010 resulted primarily from the change in fair value of cash deposits in Euro, as well as currency exchanges to pay for vessel operating expenses and general and administrative expenses, a portion of which were in currencies other than the U.S. dollar.

Liquidity and capital resources

During the second quarter of 2011 we repaid two regular installments totaling $5 million to our two banks.

During June 2011 we signed a new bank loan with DVB Bank SE for a secured term loan up to $40.0 million (in two tranches up to $20.0 million each) to finance our two recent acquisitions, namely the “Moon Globe” and the “Sun Globe”.

Our subsidiary drew the first tranche in the amount of $19.0 million upon the delivery of the Moon Globe in June 2011. We expect another subsidiary will draw the second tranche upon the delivery of the Sun Globe, expected during the third quarter of 2011.

As of June 30, 2011:

•

our cash and bank balances and bank deposits were $31.1 million;

•

our outstanding bank debt was $110.15 million while we were in compliance with our loan covenants, and;

•

an amount up to $20.0 million remained available and undrawn under the new DVB loan.

Net cash used in investing activities during the first half of 2011 included the $3.0 million being the 10% deposit for the acquisition of the Supramax vessel “Sun Globe” and the $31.4 million paid for the “Moon Globe.”

In June 2011 Globus completed a follow-on offering of 2,750,000 common shares. The Company has 10,039,688 common shares issued and outstanding as of today.

Scheduled vessel repairs

The “Tiara Globe” was drydocked during the first quarter of 2011. No vessels are scheduled to be drydocked until the end of 2011.

Conference Call Details

The Company’s management team will host a conference call and simultaneous internet webcast to discuss these results on Tuesday, August 9, 2011, at 9:30 a.m. Eastern Daylight Time.

Investors may access the webcast by visiting the Company’s website at www.globusmaritime.gr and clicking on the webcast link. Participants may also dial into the call 10 minutes prior to the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK), 00800-4413-1378 (from Greece), or +44 (0)1452-542-301 (all other callers). Please quote “Globus Maritime.”

A replay of the conference call will be available until August 16, 2011 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK), or +44(0)1452 550-000 (all other callers). Access Code: 36407079#. In addition, a replay of the webcast will be available on the Company’s website at www.globusmaritime.gr.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars, except per share data)	2011	2010	2011	2010
	(Unaudited)		(Unaudited)
Statement of comprehensive income data:
Revenue	7,765	5,791	16,226	11,618
Voyage expenses	(834)	(361)	(1,829)	(845)
Net Revenue (1)	6,931	5,430	14,397	10,773
Vessels operating expenses	(1,831)	(1,343)	(3,414)	(2,638)
Depreciation	(2,305)	(1,538)	(4,578)	(2,816)
Depreciation of dry docking costs	(54)	(131)	(57)	(260)
Amortization of fair value of time charter acquired	(18)	-	(18)	-
Administrative expenses	(500)	(506)	(1,049)	(1,005)
Administrative expenses payable to related parties	(293)	(239)	(570)	(518)
Share-based payments	(99)	(71)	(189)	(148)
Gain on sale of vessels	-	-	-	7
Other expenses, net	(20)	(25)	(65)	(31)
Operating profit before financial activities	1,811	1,577	4,457	3,364
Interest income from bank balances & deposits	12	26	27	223
Interest expense and finance costs	(615)	(392)	(1,200)	(977)
(Loss)/gain on derivative financial instruments	(22)	(392)	77	(564)
Foreign exchange losses, net	(16)	(188)	(9)	(956)
Total loss from financial activities	(641)	(946)	(1,105)	(2,274)
Total comprehensive income for the period	1,170	631	3,352	1,090

Basic earnings per share for the period	0.160	0.087	0.459	0.151
Diluted earnings per share for the period	0.158	0.087	0.453	0.151
Adjusted EBITDA (2)	4,188	3,246	9,110	6,433

(1) Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of total comprehensive income to Adjusted EBITDA for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars)	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Total comprehensive income for the period	1,170	631	3,352	1,090
Interest and finance costs, net	603	366	1,173	754
Loss/(gain) on derivative financial instruments	22	392	(77)	564
Foreign exchange losses net,	16	188	9	956
Depreciation	2,305	1,538	4,578	2,816
Depreciation of drydocking costs	54	131	57	260
Amortization of fair value of time charter acquired	18	-	18	-
Gain on sale of vessels	-	-	-	(7)
Adjusted EBITDA (unaudited)	4,188	3,246	9,110	6,433

	As of June 30,	As of December 31,
(Expressed in thousands of U.S. dollars)	2011	2010
	(Unaudited)	(Audited)
Statement of financial position data:
Total non-current assets	221,941	191,556
Total current assets	32,994	26,896
Total assets	254,935	218,452
Total equity	138,228	117,788
Total non-current liabilities	96,981	85,388
Total current liabilities	19,726	15,276
Total equity and liabilities	254,935	218,452

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars)	2011	2010	2011	2010
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	6,494	2,405	10,879	5,870
Net cash used in investing activities	(31,501)	(106,056)	(34,527)	(72,723)
Net cash generated from financing activities	32,328	57,978	30,119	35,531
	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Ownership days (1)	464	263	914	538
Available days (2)	464	263	900	538
Operating days (3)	461	263	895	529
Bareboat charter days (4)	91	2	181	2
Fleet utilization (5)	99.4%	100%	99.4%	98.3%
Average number of vessels (6)	5.1	2.9	5.05	3.0
Daily time charter equivalent (TCE) rate (7)	$15,233	$20,724	$16,570	$20,060
Daily operating expenses (8)	$4,909	$5,146	$4,658	$4,922

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars, except number of days and TCE rates)	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Revenue	$7,765	$5,791	$16,226	$11,618
Less: Voyage expenses	$834	$361	$1,829	$845
Less: bareboat charter net revenue	$1,249	$21	$2,483	$21
Net revenue excluding bareboat charter revenue	$5,682	$5,409	$11,914	$10,752
Available days net of bareboat charter days	373	261	719	536
Daily TCE rate	$15,233	$20,724	$16,570	$20,060

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate six vessels with a total carrying capacity of 394,096 DWT and a weighted average age of 4.7 years as of June 30, 2011. Globus has contracted to acquire another dry bulk vessel expected to be delivered during the third quarter of 2011.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

Elias Deftereos, CFO

deftereos@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Matthew Abenante